As filed with the Securities and Exchange Commission on April 24, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of April 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                           Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                  No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
..............................N/A................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By: /s/ Hans-Holger Albrecht
                                        ------------------------
                                    Name: Hans-Holger Albrecht





Dated:   April 24, 2003

                         [MTG - Modern Times Group logo]


                             MODERN TIMES GROUP MTG

            ABFINANCIAL RESULTS FOR THE PERIOD JANUARY - MARCH 2003

Stockholm, 24 April 2003 - Modern Times Group MTG AB ("MTG") (Stockholmsborsen:
MTGA, MTGB; Nasdaq: MTGNY) today announced its preliminary financial results for the first three months of 2003.

o   MTG REPORTED ITS BEST FINANCIAL PERFORMANCE IN A FIRST QUARTER EVER

o   GROUP NET SALES UP 7% TO SEK 1 513 (1 417) MILLION

o   GROUP OPERATING INCOME INCREASED TO SEK 80 (20) MILLION

o   TV3 SCANDINAVIA NET SALES UP 5% TO SEK 442 (422) MILLION

o PAY-TV OPERATING INCOME MORE THAN DOUBLED TO SEK 139 (60) MILLION, WITH OPERATING MARGIN OF 25%

o   IMPLEMENTATION OF NEW CONDITIONAL ACCESS SYSTEM IN VIASAT TO ELIMINATE
    PIRACY


Hans-Holger Albrecht, President and CEO of MTG, commented: "Our focus on solving the operational issues which we experienced last year is clearly starting to pay off. TV3 Scandinavia is showing sales growth again, on the back of sustained improvements in ratings. The eastern European operations have continued to outperform in growth markets, delivering increased penetration and share of viewing levels".

"Pay-TV continues to deliver increased profitability and strong margin development, and we expect the implementation of the NDS conditional access security system to substantially reduce subscriber churn levels and accelerate Viasat's subscriber acquisition. Our multi-channel package offering has been strengthened further with the inclusion of The Disney Channel and the five Swedish public service broadcast channels and we will launch aggressive new campaigns to further increase Viasat's penetration."

"The operating structure of the Group has been simplified, new management has been introduced and non-core loss-making operations have been closed, positioning the Group strongly for the rest of the year."

FINANCIAL SUMMARY

                                              Jan - Mar        Jan - Mar        Full Year
                                                   2003             2002             2002
In SEK million

Net sales                                         1 513            1 417            6 023
Earnings before depreciation and
amortisation                                        143               83              554
Non-recurring items                                   -                -               37
Operating income                                     80               20              267
Net interest and other financial items*             -48               41             -239
Profit before tax *                                  32               61               28
Net income                                           21               32              -67
Earnings per share (SEK)                           0.32             0.48            -1.00
Number of shares outstanding                 66 375 156       66 375 156       66 375 156
Total assets                                      6 141            7 228            6 182


*Net interest and other financial items includes unrealised currency exchange rate losses of SEK 30 million arising primarily from the translation of receivables from Metro International S.A. from US dollars into Swedish Krona and of the convertible debenture loan from Euros into Swedish Krona.


OPERATING REVIEW

MTG is an international media company with principal operations in eight countries in Scandinavia, the Baltics and Russia. MTG subsidiaries also operate in more than 30 countries around the world. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in northern Europe. MTG is also one of the world's leading originators and producers of Reality Television formats, and the global market leader in the provision of subtitling and dubbing services to the entertainment industry.

MTG reorganized its broadcasting operations and their management structure into geographical regions at the beginning of 2003. MTG's Free and Pay-TV Broadcasting operations in Sweden, Norway, Denmark and Eastern Europe, which already incorporate the Group's New Media businesses, have been operationally merged with MTG's Radio businesses. The integrated Broadcasting operations now report to a country specific Managing Director in each country, enabling MTG management to focus further on utilising the synergies and exploiting the economies of scale amongst the broadcasting assets. The financial results for the teletext businesses, previously reported under New Media, are consequently now reported as part of Viasat Broadcasting and the consolidated operating result from the Group's 50% participation in the Nordic operations of Everyday.com is disclosed separately.


Following the closure of Swedish daily business newspaper, Finans Vision, the Publishing division has been closed down. The Group's other publishing companies
- Bromberg's, Financialhearings and Redaktorerna - are all profitable and have been moved into the Modern Studios content division. Divisional results quoted in this statement for prior reporting periods have been re-stated to reflect the new organisational structure.

Viasat Broadcasting
Viasat Broadcasting broadcasts 20 own-produced TV-channels, including the leading TV3 and TV1000 branded entertainment channels, and 25 third party channels to a total of nine countries. Viasat's successful Scandinavian TV channel formats have been effectively exported to the Baltic countries and subsequently introduced to new high growth markets in Russia and Hungary. Viasat also operates teletext services for broadcasters across the Nordic region, and has similarly successfully exported this expertise to the Spanish television market, where Everytext now manages services for broadcasters reaching approx. 100% of the Spanish households.

Viasat Broadcasting has a balanced mix of revenue streams, with 55% of revenues derived from the sale of subscriptions and interactive services, and 44% from advertising sales. The consolidated `Viasat Broadcasting' Business area reported a 6% year on year increase in revenues to SEK 1 092 (1 031) million, and a 58% year on year growth in operating income to SEK 125 (79) million, for the first quarter of 2003.

Free to air TV
Viasat's free to air TV businesses reported an 11% increase in revenues to SEK 612 (550) million for the first quarter, as a result of continued strong development in Eastern Europe and the first growth in TV3 Scandinavia since the beginning of 2001. The increased investment in programming since the beginning of the Fall last year has resulted in consistently increasing ratings and commercial share of viewing for Viasat's mass-market entertainment channel TV3 in the Swedish market, which accounts for over half of TV3 Scandinavia's sales. The successful `Fame Factory' format was run for a second series on TV3 Sweden and went head to head with the `Big Brother' format. `Fame Factory' comprehensively won the ratings war and even achieved higher rating levels than last fall's first series.

Viasat's Free-to-air TV channels achieved an average commercial share of viewing of 30.6% in Sweden, 20.9% in Denmark and 14.5% in Norway during the quarter. TV3 is the largest channel across the region and TV3 Scandinavia reported a 5% growth in net sales in the quarter. The TV advertising market has shown growth in Sweden and Norway particularly during the first quarter from low levels for the same period last year. The Danish market has remained stable. Viasat has renewed its exclusive broadcasting rights in Sweden, Norway, Denmark and Hungary to the UEFA Champion's League football championship for a further three seasons, as well as the exclusive broadcasting rights to the massively popular Ice Hockey World Championship, and has for the first time secured the exclusive rights to broadcast coverage of the 16 races that make up the 2003 Formula 1 Motor Racing World Championship in Denmark.

The Eastern European TV broadcasting businesses reported sales up 48% year on year to SEK 68 (46) million and the TV3 Baltic channels reported a 28% increase in revenues to SEK 55 (43) million and a combined operating profit of SEK 5 (1) million for the quarter. The average pan-Baltic commercial share of viewing for TV3 during the quarter reached 33%.

MTG's more recent investments in Hungary and Russia also continue to progress well with record sales of SEK 7 (1) million for DTV and of SEK 6 (2) million for Viasat3 for the first quarter. Viasat3's commercial share of viewing increased to 3.3% (18-49, national universe) and peaked at 3.7% (18+, national universe) during the quarter. The Hungarian operation, which was acquired in late 2000, consequently reported a 40% year on year reduction in operating losses to SEK -10 (-16) million.

MTG's DTV channel was granted a renewal of its five year terrestrial TV broadcasting licence in Russia in March, following a competitive tender process. The licence fee is US$ 1 million and will be expensed over the life of the licence. DTV is broadcast to nearly 300 cities across Russia, covering a potential audience of 42 million people in Europe's largest television market by number of viewers. MTG acquired 75% of Darial TV in the spring of 2001 and has successfully turned the company around both operationally and financially, re-branding the channel as DTV. DTV has continued to increase its commercial share of viewing to 0.66% and a peak of 0.72% during the first quarter. Operating losses for this new investment were reduced year on year for the second quarter in succession and to SEK -9 (-10) million for the first quarter.

MTG also owns a 37% equity stake in profitable StoryFirst Communications, Inc., which controls Russia's second largest commercial TV network, CTC, and six local radio stations. CTC reported an average commercial share of viewing of 10.5% (18-49) for the first quarter. StoryFirst's consolidated revenue increased year on year by approximately 80% in the first quarter.

                                     Pay-TV
The Pay-TV operations reported stable revenues of SEK 556 (538) million for the quarter despite the reduced number of digital subscribers due to the continued impact of piracy on the platform. Average revenue per premium subscriber (ARPU) increased by 21% year on year to SEK 813, reflecting the premium package price increase implemented during the second half of last year. Operating income for the Pay-TV operations more than doubled again, increasing by 143% year on year to SEK 139 (60) million, reflecting the year on year increase in margins as the digital subscriber base matures, as well as the positive effect of the weakening dollar on TV1000s cost of acquiring movies from the US.

Viasat signed an agreement in March with NDS Group Plc to provide secure conditional access technology to the Viasat platform, in order to eliminate piracy and reduce subscriber churn levels. NDS's VideoGuard technology will be included in Viasat packages of set-top boxes and smart cards sold to new subscribers. In addition, Viasat will replace current subscribers' smart cards with new cards using the VideoGuard technology, and will download new software to subscribers' set-top boxes. Viasat has already begun the technical implementation of the NDS system.

Viasat further strengthened its offering during the quarter by adding the world's leading family entertainment channel - The Disney channel - to the Viasat premium package, and signing a ground-breaking agreement with the Swedish state broadcasting organization for the inclusion of the five `SVT' public service broadcast channels on the Viasat digital pay-TV platform from the beginning of April.

The number of total Viasat cardholders declined from 994,000 at the end of 2002 to 955,000 at the end of the first quarter, reflecting the ongoing migration to the digital multi-channel environment. Gross subscriber intake exceeded the levels in the first quarter of 2002 but the high churn rates, due to continued piracy, resulted in a 2% decline in the number of digital subscribers at the end of the first quarter. Viasat will launch aggressive new subscriber acquisition campaigns during the year, taking advantage of the NDS security, the availability of lower price digital set-top boxes, Viasat's enhanced channel package offering and interactive applications, and continued price leadership. Satellite TV remains the principal driver of multi-channel digital TV take-up in Scandinavia.


`000 subscribers                       31 March 2003        31 December 2002
                                       -------------        ----------------

Digital premium subscribers                      442                     451
Digital basic subscribers                        161                     166
Total digital subscribers                        603                     617


The number of TV1000 subscribers in Scandinavia fell to 492,000 (499,000) at the end of the quarter, reflecting the lower net subscriber intake on the Viasat platform as the first quarter is a weak season. TV1000 revenues fell to SEK 187
(191) million but the channel reported an operating profit of SEK 57 (5) million for the first quarter of 2003.

TV1000 was successfully launched in Russia, the Baltics and the Western CIS states of Moldova, Belarus and Georgia in March, and now reaches 480,000 homes in the region. The channel is distributed via national and local cable networks in each country, including major cities such as Moscow and St Petersburg. TV1000 also continues to be available in the premium tier of Viasat's Direct to Home platform in the Baltic States.

Modern Studios
The Modern Studios business area comprises MTG's content production, distribution and sales businesses. STRIX Television is a leading international reality TV production house; Sonet Film is the market leading producer and distributor of Swedish feature films; Los Angeles based Modern Entertainment owns the rights to over 500 movies; Modern Sports and Events manages and promotes a number of leading Scandinavian boxers; and Bromberg's is one of Sweden's most successful publishing houses. Modern Studios reported net sales of SEK 190 (141) million and operating income of SEK 13 (8) million for the first quarter.

STRIX is currently producing 15 reality TV formats for broadcast in five countries, and has exported its formats to broadcasters in 40 countries around the world. Sales increased by 44% year on year in the first quarter to SEK 108
(75) million but operating income declined to SEK 12 (13) million reflecting less format sales during the quarter. STRIX's biggest ever production `Camp Molloy' is currently being produced in Australia and broadcast on TV4 in Sweden and TV3 in Norway. The show's weekly final, in which one of the participants is voted off, has already achieved record ratings in Sweden with a peak share of viewing of 30.1% in the national universe.

Sonet's continued box office success resulted in a 53% year on year increase in revenues for the first quarter to SEK 30 (20) million. Last year's number one ranked Swedish blockbuster movie `Grabben i graven bredvid' has remained a main attraction and Sonet's latest release - `Kopps', directed by Josef Fares - has already sold more than 700,000 tickets. Another Sonet title - `Elina' - won awards at both the Berlin and Montreal Film festivals during the quarter.

Modern Entertainment continued to be adversely affected by the reduced spend on programme acquisition by broadcasters in the US and international markets in the first quarter.

TV-Shop
The TV-Shop business area comprises the Group's home shopping and fulfilment businesses. TV-Shop is one of Europe's largest TV home shopping channels; CDON.com and DVDON.com are leading Scandinavian internet retail sites selling CDs, DVDs and electronic games; and ECL is a logistics and fulfilment company which operates in 15 European countries. The business area reported an 18% year on year increase in net sales to SEK 201 (171) million and operating income of SEK 8 (8) million for the first quarter.

The TV-Shop home shopping TV channels reach more than 100 million homes in Europe and include the highly successful 24-hour a day channel `PIN24', which is broadcast in the UK, Germany, Austria, Switzerland and Scandinavia. Sales for the TV home shopping business were up 9% to SEK 125 (115) million for the quarter while operating income increased to SEK 5 (4) million. ECL reported a decline in revenues and operating profit for the first quarter due to lower external sales volumes.

CDON continued its strong development, with revenues more than doubling year on year to SEK 65 (30) million in the first quarter and operating income increasing to SEK 5 (1) million.

SDI Media
SDI Media operates in 19 countries around the world and is the global market leader in the provision of translation, subtitling and dubbing services for TV, Video, Film and DVD, with a 60% share of the worldwide market for the subtitling of DVD features. SDI Media has contracts with all but one of the major Hollywood Studios as well as with international TV channels such as The Discovery Channel and The Disney Channel.

SDI's sales showed a slight year on year decline in the first quarter to SEK 87
(90) million, but the operating margin increased year on year to 13% (9%), as DVD subtitling grew to represent 45% of total sales. Operating income for the quarter increased to SEK 12 (9) million.

Radio
MTG Radio is the largest commercial radio broadcaster in Northern Europe, and owns or holds stakes in the leading commercial radio networks in Sweden (RIX
FM), Norway (P4 Radio Hele Norge) and Finland (Radio Nova). These networks have a combined daily reach of 2.7 million listeners. The Group also owns the Star FM national radio stations in Estonia and Latvia, and the local Power Hit Radio station in Stockholm, Tallinn (Estonia) and Vilnius (Lithuania). MTG operates Lugna Favoriter, which is the most popular commercial radio station in Stockholm and in Gothenburg, as well as Metro FM in Stockholm.

The Swedish radio market remained weak through the first quarter, but MTGs national network and local stations further increased their market shares, reporting a 10% year on year growth in net sales to SEK 33 (30) million in the first quarter, and achieving a combined daily reach of 1.2 million listeners. The cost base of MTG Radio's operations in Sweden increased as a result of the sales force being taken in-house at the end of last year, but this increase in the fixed cost base will result in enhanced incremental margins moving forward.

RIX FM now reaches more daily listeners than Swedish public service stations P1 and P3, according to the latest figures published by independent research organization RUAB at the beginning of April. This marks the first time in the history of the Swedish radio industry that a commercial station has attracted more listeners than the public service stations.

The successful Power Hit Radio format channel was launched in the Lithuanian capital of Vilnius and the country's two other biggest cities during the quarter. The station's penetration covers 43% of Lithuania and the three biggest cities have a combined population of 1.6 million. Power Hit Radio is already established as the second largest station in Estonia's capital city amongst the target 15-30 year old age group and is also the second most popular radio station in Stockholm.

P4 Radio Hele Norge in Norway, in which MTG owns a 33% equity stake, has appealed against the decision by the Norwegian government not to extend its 10-year national licence and is awaiting an imminent decision from the Ombudsman. P4 is simultaneously applying for the new P5 national licence to be awarded by the Norwegian government this summer.

MTG Radio reported net sales of SEK 35 (32) million for the quarter and an operating loss of SEK -21 (-12) million, including a loss from associate companies of SEK 10 million, principally arising from MTG's participation in P4 Radio Hele Norge. MTG reports its results before P4 and therefore estimates the anticipated result from P4 and adjusts subsequent quarters for any difference to the reported numbers. P4 reported exceptional write-downs in the fourth quarter of 2002, which are therefore reflected in MTG's results for the first quarter of 2003.


FINANCIAL REVIEW

The Group reported a 7% year on year increase in net sales to SEK 1 513 (1 417) million for the first quarter.

Group earnings before interest, tax, depreciation and amortization increased by 71% to SEK 143 (83) million. Group depreciation and amortisation totalled SEK 63
(63) million for the period, and the Group therefore reported quadrupled earnings before interest and tax of SEK 80 (20) million. This performance marked the first year on year increase in quarterly sales since the fourth quarter of 2001, and the positive development in the operating income line principally reflects the increased margins in the Pay-TV business as the subscriber base has matured.

Net interest costs totalled SEK 14 (15) million for the quarter. Other financial items including financial costs and unrealised currency exchange rate losses amounting to SEK -34 (56) million, arising primarily from the impact of the strengthening Swedish Krona on the translation of US dollar denominated loans to Metro International S.A. and the Euro denominated five year convertible bonds into Swedish Krona. Unrealised currency exchange rate gains and losses arising from the translation of inter group loans are now taken against shareholders' equity on a quarterly basis in line with generally accepted accounting standards.

Pre-tax profit consequently decreased to SEK 32 (61) million. The Group reported taxes of SEK -13 (-32) million in the first quarter, resulting in net income after tax and minority interests of SEK 21 (32) million.

Earnings per share for the first quarter totalled SEK 0.32 (0.48).

The Group's consolidated accounts have been prepared based on the same accounting principles as were applied in the preparation of the 2002 accounts, and are compiled according to the Swedish Annual Report & Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council.

Cash Flow
The Group's capital expenditure totalled SEK 29 (27) million for the first quarter. Changes in working capital totalled SEK -96 (-86) million for the period and net cash flow from operations amounted to SEK 29 (2) Million.

Equity to assets ratio
The Group's equity to assets ratio was 50% (43%) at 31 March 2003. The ratio is defined as the sum of consolidated equity and minority interests, including the
(euro) 120 million of subordinated convertible debentures, as a percentage of total assets.

The Group holds minority interests in TV4 AB and P4 Radio Hele Norge ASA, as well as shares in, and loans to, Metro International S.A. These holdings are treated as fixed assets and have a combined book value of SEK 629 (576) million. The aggregate market value of these securities amounted to SEK 730 (1 477) million at 31 March 2003, giving rise to a net surplus value of SEK 101 million. The TV4 shares account for a surplus to book value of SEK 193 million, whilst the book value of the Metro shares and the P4 shares was at a premium to the market value of the securities at 31 March 2003 of SEK 82 million and SEK 10 million respectively. Adjusted for this surplus value, the equity to assets ratio at 31 March 2003 was 50% (48%).

Liquid funds
The Group's liquid funds, including unutilized credit facilities, amounted to SEK 569 (735) million at 31 March 2003, following the scheduled repayment of SEK 175 million of the revolving credit facility at the year-end.

Net debt
Group net debt is defined as interest-bearing liabilities, including the convertible debentures, less interest-bearing assets, and totaled SEK 806 (917) million at the close of the reporting period.

The Group's net debt to equity ratio was 42% (45%) at 31 March 2003. The ratio is defined as the Group's net debt as a percentage of consolidated equity and minority interests.

Parent company
The parent company reported net sales of SEK 15 (14) million for the first quarter. Net interest and other financial items totaled SEK 65 (109) million and profit before tax amounted to SEK 30 (86) million. MTG's financial policy includes the provision of a central cash pool to support operating companies.


OTHER INFORMATION

MTG's financial results for the first half of 2003 and three months ended 30 June 2003 will be released on 6 August 2003.

MTG's annual report and accounts for 2002 have been printed and are currently being dispatched to shareholders. Copies of the report and accounts will also be available from the company's head office at Skeppsbron 18, Stockholm.

The 2003 annual general shareholders' meeting will be held on Thursday 15 May 2003 at 9.30 am at Gamla Stans Bryggeri, Tullhus 2, Skeppsbron in Stockholm.

This interim report has not been subject to review by the Company's auditors.

Stockholm 24th of April 2003

Hans-Holger Albrecht
President & Chief Executive Officer


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO             tel: +46 (0) 8 562 000 50
Mia Brunell, Chief Financial Officer              tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations        tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

CONSOLIDATED STATEMENT OF PROFIT & LOSS (MSEK)                          2003           2002          2002
                                                                     Jan-Mar        Jan-Mar     Full year
Net sales                                                              1 513          1 417         6 023
Cost of goods and services                                              -942           -958        -3 939
----------------------------------------------------------------------------------------------------------
Gross income                                                             571            459         2 084

Selling, administrative, research and development expenses
                                                                        -435           -378        -1 711
Other operating revenues                                                   1              9            15
Other operating expenses                                                 -42            -56          -154
Share in earnings of associate companies                                 -16            -14            -4
Non-recurring items
Other non-recurring Items                                                  -              -            37
----------------------------------------------------------------------------------------------------------
Operating income (EBIT)                                                   80             20           267

Net financial revenue and expense                                        -28              8          -207
----------------------------------------------------------------------------------------------------------
Income after financial revenue and expense excluding                      52             28            60
interest on convertible debentures

Unrealized exchange rate gains/losses relating to
convertible debentures                                                    -5             47            28
Interest on convertible debentures                                       -15            -14           -60
----------------------------------------------------------------------------------------------------------
Income before tax                                                         32             61            28

Taxes                                                                    -13            -32           -92
Minority interests                                                         2              3            -3
----------------------------------------------------------------------------------------------------------
Net income for the period                                                 21             32           -67

Shares outstanding at quarter-end excl. convertible
debentures and options                                            66 375 156     66 375 156    66 375 156
Shares outstanding at quarter-end incl. convertible
debentures and options*                                           66 375 156     66 375 156    66 375 156
Basic average number of shares outstanding                        66 375 156     66 375 156    66 375 156
Fully diluted number of shares outstanding*                       66 375 156     66 375 156    66 375 156

Basic earnings per share (SEK)                                          0.32           0.48         -1.00
Fully diluted earnings per share (SEK)*                                 0.32           0.48         -1.00


* The Group has issued convertible debenture loans that may be converted into 2 790 994 new class B-shares, and a share option programme that may be converted into 2 052 840 new class B-shares. These have not been included in the dilution as the conversion price is higher than the market price at the 31 March 2003.

REVIEW BY BUSINESS AREA (MSEK)                               2003          2002          2002
                                                          Jan-Mar       Jan-Mar     Full Year
Net sales by business area
Viasat Broadcasting                                         1 092         1 031         4 451
Radio                                                          35            32           157
TV-Shop                                                       201           171           671
SDI Media                                                      87            90           379
Modern Studios                                                190           141           639
Parent company and other companies                             22            24           112
Eliminations                                                 -126          -106          -496
----------------------------------------------------------------------------------------------
                                                            1 502         1 383         5 913
----------------------------------------------------------------------------------------------
Discontinued                                                   11            34           110
businesses
----------------------------------------------------------------------------------------------
                                                            1 513         1 417         6 023
----------------------------------------------------------------------------------------------

Operating income by business area
Viasat Broadcasting                                           125            79           449
Sales of TV4 shares                                             -             -           163
Share of earnings in associated companies                       -            -5           -18
Radio                                                         -21           -12           -31
TV-Shop                                                         8             8            12
SDI Media                                                      12             8            54
Modern Studios                                                 13             8            63
Parent company and other companies                            -49           -37          -161
Eliminations                                                   -2            -2           -10
----------------------------------------------------------------------------------------------
                                                               85            47           521
----------------------------------------------------------------------------------------------
Discontinued                                                   -5           -27          -254
businesses
----------------------------------------------------------------------------------------------
                                                               80            20           267
----------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET                            31 Mar 2003   31 Mar 2002  31 Dec 2002
(MSEK)
Non-current Assets
Capitalised development expenses                               35            57           39
Beneficial rights                                             308           311          297
Goodwill                                                      924         1 053          950
Machinery and equipment                                       189           241          213
Shares and participations                                     518           482          527
Long term receivables                                       1 013         1 029        1 041
---------------------------------------------------------------------------------------------
                                                            2 986         3 174        3 067

Current assets
Inventory                                                   1 335         1 761        1 384
Current receivables                                         1 486         1 826        1 430
Cash, cash equivalents and short term investments             333           468          301
---------------------------------------------------------------------------------------------
                                                            3 154         4 055        3 115
---------------------------------------------------------------------------------------------
Total assets                                                6 141         7 228        6 182
---------------------------------------------------------------------------------------------

Shareholders' equity
Restricted equity                                           1 834         1 809        1 834
Non-restricted equity                                          84           247           51
---------------------------------------------------------------------------------------------
                                                            1 918         2 056        1 885

Minority equity interests                                      14             4           16

Provisions                                                    142           123          171

Long term liabilities
Convertible debenture loan 2001/2006                        1 108         1 083        1 103
Other interest bearing liabilities                            472           677          432
Non-interest bearing liabilities                               30            32           30
---------------------------------------------------------------------------------------------
                                                            1 610         1 793        1 565

Current liabilities
Other interest bearing liabilities                            227           350          227
Non-interest bearing liabilities                            2 230         2 903        2 318
---------------------------------------------------------------------------------------------
                                                            2 457         3 253        2 545
---------------------------------------------------------------------------------------------
Total shareholders' equity and liabilities                  6 141         7 228        6 182
---------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS                         2003          2002         2002
                                                          Jan-Mar       Jan-Mar    Full year
Net income for the period                                      21            32          -67
Adjustments to reconcile net income to net cash
provided by operations                                        104            56          319
Changes in working capital                                    -96           -86           93
---------------------------------------------------------------------------------------------
Net cash flow from operations                                  29             2          345

Investments in shares in subsidiaries and associates
                                                                -           -61         -277
Proceeds from sale of shares in associates                      -             -          204
Other investments in shares / securities                        -             -         -204
Investments in other non-current assets                       -29           -27          -98
Other cash flow from investing activities                       -             -           35
---------------------------------------------------------------------------------------------
Cash flow to investing activities                             -29           -88         -340

Cash flow from/to financing activities                         33           299           40

---------------------------------------------------------------------------------------------
Net change in cash and cash equivalents for the period         33           213           45
---------------------------------------------------------------------------------------------




RECONCILIATION OF SHAREHOLDERS' EQUITY              Share capital    Restricted  Non-restricted      Total
                                                                       reserves      Reserves
(MSEK)

Closing balance at 31 December 2002                           332         1 502           51         1 885
Net result for January-March 2003                               -             -           21            21
Currency translation differences                                -             -           12            12

-----------------------------------------------------------------------------------------------------------
Closing balance at 31 March 2003                              332         1 502           84         1 918

                                    Q1       Q2      Q3       Q4      Total       Q1    Q2     Q3     Q4   Total
Net sales (SEK million)           2002     2002    2002     2002       2002     2003  2003   2003   2003    2003

-----------------------------------------------------------------------------------------------------------------
Viasat Broadcasting*
TV3 Scandinavia                  422,2    492,4   393,5    584,5    1 892,6    441,6                       441,6
TV3 Baltics                       43,3     61,1    41,9     79,6      225,9     55,5                        55,5
ZTV                               22,1     26,4    20,5     32,1      101,1     22,2                        22,2
ZTV Norway                         1,7      3,0     2,9      3,9       11,5      3,9                         3,9
3+                                54,7     62,5    59,9     68,5      245,6     61,2                        61,2
Viasat3 Hungary                    1,9      3,4     1,8      4,7       11,7      5,5                         5,5
Darial TV                          0,7      5,0     5,2      6,8       17,8      6,9                         6,9
Viasat                           515,3    514,6   489,8    521,0    2 040,8    524,4                       524,4
TV1000                           191,1    190,5   191,2    195,4      768,2    186,5                       186,5
TV6                               14,0     11,8    12,8     12,2       50,8     12,8                        12,8
Viasat Sport (SE-DK)              12,0     14,3    14,5     11,3       52,2     14,4                        14,4
Viasat Explorer                    1,7      1,7     1,7      1,7        6,8      1,7                         1,7
TV8                                6,0      5,1     4,8      4,1       20,0      4,9                         4,9
Text TV                           26,7     26,1    24,8     23,2      100,8     22,8                        22,8
Other and eliminations          -282,8   -254,4  -284,2   -273,5   -1 094,9   -271,9                      -271,9
                             ------------------------------------------------------------------------------------
                               1 030,7  1 163,5   981,1  1 275,6    4 450,9  1 092,4   0,0    0,0    0,0 1 092,4
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter         30,2     40,7    33,5     42,1      146,5     32,8                        32,8
Star FM Latvia                     1,1      1,5     1,5      1,4        5,4      0,9                         0,9
Star FM /Power Estonia             0,8      1,8     1,2      1,6        5,3      1,5                         1,5
                             ------------------------------------------------------------------------------------
                                  32,0     44,0    36,3     45,0      157,3     35,2   0,0    0,0    0,0    35,2
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                          114,8     98,4    96,0    114,0      423,2    125,2                       125,2
Internet Retailing                29,7     29,9    37,2     59,7      156,4     64,7                        64,7
e-Commerce Logistics              45,8     41,8    41,2     42,2      171,0     42,5                        42,5
Other and eliminations           -19,7    -17,2   -16,3    -26,7      -79,9    -31,3                       -31,3
                             ------------------------------------------------------------------------------------
                                 170,6    152,9   158,1    189,1      670,7    201,0   0,0    0,0    0,0   201,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
SDI Media                         90,1    102,2    93,7     92,9      378,9     86,9                        86,9
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Modern Studios **
Strix Television                  75,0     92,6    82,0    109,9      359,6    108,2                       108,2
Sonet Film                        19,6      6,3    31,9     40,9       98,7     30,0                        30,0
Modern Entertainment              17,7     12,6    21,0     17,6       68,9     16,3                        16,3
New Business                       6,9     14,4     6,9      8,1       36,2      8,2                         8,2
Other and eliminations            22,3     19,3    11,2     23,2       76,0     27,3                        27,3
                             ------------------------------------------------------------------------------------
                                 141,5    145,2   153,0    199,7      639,4    190,1   0,0    0,0    0,0   190,1
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Parent Company and Other
Companies                         24,3     11,4    51,5     24,5      111,7     21,6                        21,6
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Discontinued Businesses **        34,0     34,3    21,0     20,9      110,2     11,3                        11,3
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Eliminations                    -106,4   -147,9  -123,4   -118,1     -495,8   -125,5                      -125,5
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Group Total                    1 416,7  1 505,6 1 371,2  1 729,8    6 023,2  1 512,9   0,0    0,0    0,0 1 512,9
-----------------------------------------------------------------------------------------------------------------

* New Media has been restated. Text TV is consolidated within Viasat Broadcasting, all other businesses are reported as Parent Company and Other companies.

** Publishing was closed-down during the first quarter of 2003. The remaining operations of businesses are reported under Modern Studios, all other operations are reported as Discontinued Business


EBITDA                              Q1       Q2      Q3       Q4      Total       Q1    Q2     Q3     Q4   Total
(SEK million)                     2002     2002    2002     2002       2002     2003  2003   2003   2003    2003

-----------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                   57,1     19,7   -32,3     71,8      116,3     12,3                        12,3
TV3 Baltics                        1,4     18,3     0,7     33,3       53,7      7,9                         7,9
ZTV                                0,1      3,5    -1,7      7,3        9,1      1,1                         1,1
ZTV Norway                        -8,3     -7,0    -7,2     -6,2      -28,7     -6,8                        -6,8
3+                                 5,0     14,6     3,4     16,3       39,2      0,0                         0,0
Viasat3 Hungary                  -14,8    -11,5   -12,7    -14,8      -53,8     -9,5                        -9,5
Darial TV                         -9,4     -7,9    -8,0     -6,1      -31,4     -8,1                        -8,1
Viasat                            55,3     60,6    65,3     60,2      241,3     82,3                        82,3
TV1000                            14,9     35,3    29,7     68,4      148,3     67,0                        67,0
TV6                                6,6     10,2     7,5     11,1       35,4      7,4                         7,4
Viasat Sport (SE+DK)              -0,5     -1,1     1,8     -1,3       -1,1      6,1                         6,1
Viasat Explorer                    0,0     -0,1    -0,1      0,0       -0,2     -0,3                        -0,3
TV8                               -1,1     -2,3    -2,0     -3,1       -8,5     -2,3                        -2,3
Text TV                           10,4     10,7    10,8     11,0       42,9      0,0                         0,0
Other and eliminations            -1,4     -1,3    -1,9      4,4       -0,2      2,5                         2,5
Associated companies               0,0     13,5    -0,7     13,5       26,3     -0,6                        -0,6
                             ------------------------------------------------------------------------------------
                                 115,3    155,0    52,6    265,8      588,7    159,1   0,0    0,0    0,0   159,1
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                 0,0    162,9     0,0      0,0      162,9                                  0,0
Share of earnings TV4             -5,1    -13,0     0,0      0,0      -18,1                                  0,0
                             ------------------------------------------------------------------------------------
                                  -5,1    149,9     0,0      0,0      144,8                                  0,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter         -4,5     -4,0    -6,0     -1,5      -16,0    -10,1                       -10,1
Star FM Latvia                     0,0      0,3     0,4      0,4        1,1      0,0                         0,0
Star FM/Power Estonia             -0,2     -0,1    -0,2      0,2       -0,4     -0,1                        -0,1
Associated companies              -6,6    -11,5    -0,8      7,3      -11,6     -9,7                        -9,7
                             ------------------------------------------------------------------------------------
                                 -11,4    -15,3    -6,5      6,5      -26,8    -19,9   0,0    0,0    0,0   -19,9
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                            4,2      0,4    -5,7     -2,3       -3,5      4,8                         4,8
Internet Retailing                 0,8      0,7     3,1      5,7       10,3      4,5                         4,5
e-Commerce Logistics               5,9      6,7     5,2      3,3       21,1      2,4                         2,4
Other and eliminations             1,2      0,8    -0,5     -1,5       -0,1      0,1                         0,1
                             ------------------------------------------------------------------------------------
                                  12,0      8,6     2,1      5,1       27,9     11,9   0,0    0,0    0,0    11,9
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
SDI Media                         12,1     18,1    19,7     17,4       67,2     14,0                        14,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                  13,2     16,6    14,5     16,9       61,2     11,6                        11,6
Sonet Film                        -1,5     -5,6     9,4     10,3       12,6      9,2                         9,2
Modern Entertainment               7,4      1,4    10,0      7,0       25,7      4,9                         4,9
New Business                      -0,7     -1,6     2,6      1,0        1,3      1,5                         1,5
Other and eliminations             0,7      2,4     0,5      3,5        7,1      1,6                         1,6
                             ------------------------------------------------------------------------------------
                                  19,1     13,2    37,0     38,7      108,0     28,7   0,0    0,0    0,0    28,7
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Parent Company and Other
Companies
Parent company and other
companies                        -27,7    -33,1   -42,9    -22,9     -126,6    -40,8                       -40,8
Associated companies              -6,6     -4,3    -1,5    -14,8      -27,2     -5,2                        -5,2
                             ------------------------------------------------------------------------------------
                                 -34,3    -37,4   -44,4    -37,7     -153,8    -46,0   0,0    0,0    0,0   -46,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Non-recurring
items/discontinued businesses    -24,7    -30,3   -23,3   -124,0     -202,3     -5,0   0,0    0,0    0,0    -5,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Eliminations                       0,0      0,0     0,0      0,0        0,0     -0,4   0,0    0,0    0,0    -0,4
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Group total                       83,1    261,7    37,1    171,8      553,8    142,4   0,0    0,0    0,0   142,4
-----------------------------------------------------------------------------------------------------------------

Operating income, EBIT              Q1       Q2      Q3       Q4      Total       Q1    Q2     Q3     Q4   Total
(SEK million)                     2002     2002    2002     2002       2002     2003  2003   2003   2003    2003

-----------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                   45,9     16,3   -37,6     63,7       88,3      6,0                         6,0
TV3 Baltics                        0,9     11,3    -2,8     29,8       39,2      4,7                         4,7
ZTV                                0,1      3,5    -1,7      7,3        9,1      1,1                         1,1
ZTV Norway                        -8,3     -7,0    -7,2     -6,2      -28,7     -6,8                        -6,8
3+                                 5,0     14,6     3,4     16,3       39,2      0,0                         0,0
Viasat3 Hungary                  -16,4    -11,4   -13,2    -15,4      -56,4     -9,9                        -9,9
Darial TV                        -10,0     -8,7    -8,7     -6,6      -34,0     -8,9                        -8,9
Viasat                            50,7     56,2    61,0     52,8      220,6     78,6                        78,6
TV1000                             4,6     25,0    19,3     58,1      107,0     56,7                        56,7
TV6                                6,6     10,2     7,5     11,1       35,4      7,4                         7,4
Viasat Sport (SE-DK)              -0,5     -1,1     1,8     -1,3       -1,1      0,4                         0,4
Viasat Explorer                    0,0     -0,1    -0,1      0,0       -0,2     -0,3                        -0,3
TV8                               -1,9     -2,5    -2,1     -3,3       -9,8     -2,5                        -2,5
Text TV                           10,1     10,4    10,2     10,1       40,8      7,3                         7,3
Other and eliminations            -7,7     -7,7    -8,8     -2,8      -27,0     -8,3                        -8,3
Associated companies               0,0     13,5    -0,7     13,5       26,3     -0,6                        -0,6
                             ------------------------------------------------------------------------------------
                                  79,0    122,5    20,3    227,1      448,9    125,0   0,0    0,0    0,0   125,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                 0,0    162,9     0,0      0,0      162,9                                  0,0
Share of earnings TV4             -5,1    -13,0     0,0      0,0      -18,1                                  0,0
                             ------------------------------------------------------------------------------------
                                  -5,1    149,9     0,0      0,0      144,8      0,0   0,0    0,0    0,0     0,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter         -4,8     -4,4    -6,3     -2,0      -17,4    -10,6                       -10,6
Star FM Latvia                    -0,1      0,2     0,4      0,3        0,7     -0,1                        -0,1
Star FM /Power Estonia            -0,3     -0,1    -0,3      0,2       -0,5     -0,1                        -0,1
Eliminations                      -0,5     -0,6    -0,6     -0,6       -2,2     -0,6                        -0,6
Associated companies              -6,6    -11,5    -0,8      7,3      -11,6     -9,7                        -9,7
                             ------------------------------------------------------------------------------------
                                 -12,2    -16,5    -7,6      5,3      -31,0    -21,1   0,0    0,0    0,0   -21,1
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                            3,9      0,1    -6,1     -2,7       -4,8      4,5                         4,5
Internet Retailing                 0,8      0,7     3,1      5,7       10,2      4,5                         4,5
e-Commerce Logistics               3,6      4,4     2,8      2,1       12,9      0,3                         0,3
Other and eliminations            -0,5     -0,9    -2,2     -3,2      -6,74     -1,7                       -1,67
                             ------------------------------------------------------------------------------------
                                   7,7      4,3    -2,3      1,9       11,6      7,6   0,0    0,0    0,0     7,6
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
SDI Media                          8,5     14,6    16,4     14,2       53,7     11,7                        11,7
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                  13,0     16,5    14,4     16,8       60,6     11,5                        11,5
Sonet Film                        -1,5     -5,7     9,4     10,2       12,4      4,3                         4,3
Modern Entertainment               1,0     -3,2     2,6     -1,3       -1,0     -1,7                        -1,7
New Business                      -0,7     -1,6     2,6      0,9        1,2      0,2                         0,2
Other and eliminations            -3,7     -1,9    -3,9     -1,1      -10,6     -1,3                        -1,3
                             ------------------------------------------------------------------------------------
                                   8,1      4,1    25,0     25,6       62,6     13,0   0,0    0,0    0,0    13,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Parent Company and Other
Companies
Parent company and other
companies                        -30,0    -35,2   -45,4    -34,9     -145,5    -43,3                       -43,3
Associated companies              -6,6     -4,3    -1,5     -2,5      -14,8     -5,2                        -5,2
                             ------------------------------------------------------------------------------------
                                 -36,6    -39,5   -46,9    -37,3     -160,3    -48,6   0,0    0,0    0,0   -48,6
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Non-recurring
items/close-down costs           -27,2    -32,7   -25,7   -168,4     -254,0     -5,0   0,0    0,0    0,0    -5,0
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Eliminations                      -2,4     -2,4    -2,4     -2,4       -9,6     -2,4                        -2,4
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Group total                       19,9    204,2   -23,3     65,9      266,7     80,2   0,0    0,0    0,0    80,2
-----------------------------------------------------------------------------------------------------------------